

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 7, 2016

<u>Via E-mail</u>
R. Eugene Taylor
Chairman and Chief Executive Officer
Capital Bank Financial Corp.
4725 Piedmont Row Drive, Suite 110
Charlotte, North Carolina 28210

> **Re:** **Capital Bank Financial Corp.**
> **Registration Statement on Form S-4**
> **Filed December 21, 2015**
> **File No. 333-208646**

Dear Mr. Taylor:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>The Merger</u>

<u>Background of the Merger, page 61</u>

1. We note that CommunityOne engaged UBS Securities LLC to serve as a co-financial advisor along with Sandler O'Neill + Partners in connection with the CommunityOne board's consideration of strategic alternatives. Please tell us whether any of the presentations or evaluations provided by UBS representatives, whether orally or in written form, would be considered a report, opinion or appraisal within the meaning of Item 4(b) of Form S-4 and Item 1015 of Regulation M-A. In doing so, please specifically address the November 17, 2015 presentation mentioned on page 66. To the extent

applicable, please furnish the same information as would be required by Item 1015(b) of Regulation M-A. For this disclosure requirement, a presentation that was provided orally should be summarized.

The Merger Agreement

Representations and Warranties, page 109

2.   Please refer to the following statement on page 109: "Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Capital Bank Financial and CommunityOne at the time they were made or otherwise." Please note that the merger agreement appended to your proxy statement/prospectus constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to place in context the information contained in or otherwise incorporated into that agreement, so that such information is not misleading. Please refer to "Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on Potential Exchange Act Section 10(b) and Section 14(a) Liability," Exchange Act Release No. 51283 (March 1, 2005). Accordingly, if you continue to use this cautionary statement, please revise to remove any potential implication that the merger agreement does not constitute disclosure under the federal securities laws. Further, please clarify that you will provide additional disclosure in your public reports to the extent that you become aware of material information that is required to be disclosed and that otherwise might contradict the disclosure in the merger agreement or your description of the representations that the parties made to each other.

Annex A

3.   Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter, Attorney-Adviser, at (202) 551-3317 or me at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Mark F. Veblen, Esq.
Wachtell, Lipton, Rosen & Katz